LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

June 15, 2023

Mr. John Stickel

Ms. Susan Block

United States Securities and Exchange Commission

Washington, DC

Re: Legion Capital Corp

Offering Statement on Form 1-A

Filed May 25, 2023

File No. 024-12262

Re: Request for Qualification of Form 1-A, originally filed May 25, 2023 as amended by Form 1-AA on June 15, 2023.

Dear Mr. Stickel and Ms. Block,

Legion Capital hereby requests qualification of the above referenced Form 1-A (as amended by Form 1-AA) on or before 4:00 pm on June 21, 2023, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

·	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ James S. Byrd
James S. Byrd
Byrd Law Group
Attorney for Legion Capital Corp.